

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 30, 2009

Mr. Dorlyn Evancic
Chief Financial Officer
Gemco Minerals, Inc.
#203 – 20189 56th Avenue
Langley, British Columbia, Canada V3A 3Y6

   Re: Gemco Minerals, Inc.
      Form 10-KSB for the Fiscal Year Ended May 31, 2008
      Filed August 27, 2008
      File No. 000-51523

Dear Mr. Evancic:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Karl Hiller,
        Branch Chief